Two World Financial Center
New York, NY 10281-1008
Mark I. Sokolow	212.768.6700
212-768-6942	212.768.6800 fax
msokolow@sonnenschein.com	www.sonnenschein.com

February 13, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hanover Capital Mortgage Holdings, Inc.
Registration Statement on Form S-4
File No. 333-155091

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-4 of Hanover Capital Mortgage Holdings, Inc. (“HCM”), Registration No. 333-155091 (the “Registration Statement”), filed with the Securities and Exchange Commission (“Commission”), attached for filing on behalf of HCM is Pre-Effective Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

On behalf of our client, HCM, set forth below are the responses of HCM to the comments from the Staff of the Commission, as received by letter, dated February 12, 2009, from Karen J. Garnett (the “Comment Letter”).  The Staff’s comments have been reproduced in this letter, and HCM’s responses follow each comment.  The page references contained herein are to the marked copy of the proxy statement/prospectus included with the Staff’s courtesy copies; accordingly, the page references below may differ from those contained in the Comment Letter and Amendment No. 3 filed via EDGAR.

We are enclosing HCM’s request for acceleration of the effectiveness of the Registration Statement to 3:00 p.m. Eastern Standard Time on February 17, 2009, or as soon as practicable thereafter.  Accordingly, we respectfully request that the Staff review Amendment No. 3 and the following responses to the Staff’s comments as expeditiously as possible.

Response to Comments

General

Treatment of Equity Awards, page 9

Comment No. 1.      We note the disclosure in this section and on pages 55, 56, and 204-208. Considering Spinco is a newly formed entity, it does not appear to have any interests, options, and employees as referenced by your disclosure. Please revise to reconcile your disclosure.

Brussels  Charlotte  Chicago   Dallas  Kansas City  Los Angeles  New York  Phoenix  St. Louis  San Francisco
Short Hills, N.J.  Silicon Valley  Washington, D.C.  West Palm Beach  Zurich

Response.                                         The disclosure in the proxy statement/prospectus has been revised in accordance with the Staff’s comment. Please see pages 10, 16-17 and 56.

Treatment of Walter Equity Awards held by Spinco Employees, page 55

Comment No. 2.      We note your response to comment 4 of our letter dated January 30, 2009 that you will register the securities, on Form S-8, subject to the conversion of Walter awards upon approval of the merger. We also note that the employees have the ability to retain the Walter awards instead of allowing for the automatic conversion by making an election at least 20 days prior to the HCM special meeting. It appears that the decision to make such election constitutes an investment decision. It is not clear how you are able to register such securities at least 20 days after all investment decisions are made. Please explain your basis for registration after the investment decision is made or why the election decision is not an investment decision.

Response.                                         Walter employees who have received stock options and other incentive awards related to Walter common stock have the ability to elect to retain their Walter options and other incentive awards or allow their options, their other incentive awards, or both, to convert in the merger into, as applicable, options to purchase and/or other incentive awards related to HCM stock under HCM’s 1999 Plan. The Walter stock options and other incentive awards have been granted under Walter’s 1995 Long-Term Incentive Award Plan, the shares of which are registered on a Form S-8 dated April 1, 1996 (registration number 333-02095) and a Form S-8 dated April 29, 1999 (registration number 333-77283) and the 2002 Long-Term Incentive Plan, the shares of which are registered on a Form S-8 dated June 26, 2003 (registration number 333-106512), and participants have been given a prospectus for each plan. The shares to be purchased pursuant to stock options and other incentive awards under the HCM 1999 Plan have been registered on a Form S-8 dated March 14, 2002 (registration number 333-84290) and participants have been given a prospectus. HCM will file an amendment to the Form S-8 to increase the number of shares to 3,000,000 subject to the approval of the 1999 Plan amendment and will file this amendment by the time the proxy statement/prospectus contained in the Form S-4 is distributed to Walter employees. Walter employees with such stock options will receive a prospectus relating to the foregoing amended Form S-8 at the time the proxy statement/prospectus contained in the Form S-4 is distributed, and the proxy statement /prospectus will be distributed to such employees before they are asked to decide whether to retain Walter options and other incentive awards or convert them into HCM options and other incentive awards.

Comparable Company Analysis, page 66

Material U.S. Federal Income Tax Consequences, page 73

Comment No. 3.      We note that Sonnenschein Nath & Rosenthal LLP has provided a short-form tax opinion, which confirms that its opinion is set forth in the registration statement. The disclosure, however, does not include an opinion regarding the tax consequences of the merger or the Surviving Corporation’s REIT status. Please revise the disclosure to provide the requisite opinions.

Response.                                         The disclosure in the proxy statement/prospectus was previously revised in response to Comment No. 57 of the Staff’s comment letter, dated December 15, 2008, that the disclosure in the proxy statement/prospectus be counsel’s opinion, and the Exhibit 8 opinion confirms the opinions set forth in the disclosure. In response to the Staff’s comment, we have revised the disclosure to clarify that the disclosure in the proxy statement/prospectus is the opinion of Sonnenschein Nath & Rosenthal LLP as to the material U.S. federal income tax consequences of the spin-off, the taxable dividend, the merger, the taxation of the Surviving Corporation as a REIT and the ownership of Surviving Corporation common stock to holders of Walter common stock and holders of HCM common stock as of the date of the proxy statement/prospectus. Please see page 76.

The Spin-off, page 74

Comment No. 4.      We note that Walter expects to receive a ruling from the IRS to the effect that the spin-off will qualify as a tax-free transaction. Please tell us why you have not included the IRS ruling as an exhibit to the registration statement.

Response.                                         Walter has made application to, and expects to receive from, the IRS a letter ruling to the effect that the spin-off will qualify as a tax-free reorganization. Walter has not yet received such letter ruling.  The receipt of such ruling is a condition to Walter’s obligation to consummate the merger, and the proxy statement/prospectus discloses this condition on pages 18 and 115.

Additional Agreements Between HCM, WALKER, JWHHC, Spinco, and their Affiliates

Loan and Security Agreement, page 122

Comment No. 5.      Please file the amended and restated agreement dated February 6, 2009 as an exhibit to the registration statement.

Response.                                         The Staff is respectfully advised that the Amended and Restated Loan and Security Agreement was filed as Exhibit 10.44 with the filing of Amendment No. 2 to the Form S-4 on February 6, 2009.

Long-Term Equity-Based Compensation, page 206

Comment No. 6.      We note your response to comment 21. Please revise to describe the operational goals and individual performance measures applied by the Committee in 2008. Explain how these factors were measured and how they contributed to the amounts awarded.

Response.                                         The disclosure in the proxy statement/prospectus has been revised in accordance with the Staff’s comment. Please see page 210.

Charter Amendment Proposals, page 256

Comment No. 7.      The amendments described in proposal 2.g appear to constitute separate proposals with respect to ownership limits and restrictions on transfer. Please amend to present these proposals separately for shareholder approval.

Response.                                         In order for HCM to qualify as a real estate investment trust (a “REIT”) under the Internal Revenue Code of 1986 (the “Code”), as amended, among other requirements, not more than 50% of the value of the outstanding shares of the corporation’s stock may be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year.  The constructive ownership rules under the Code are complex, but generally attribute ownership among a group of related individuals or entities.  The constructive ownership rules under the Code do not necessarily attribute ownership in the same manner as the beneficial ownership rules under Section 13(d) of the Exchange Act, so a stockholder of a public REIT is not likely to know the actual and constructive ownership of the other stockholders and, therefore, how much stock the stockholder can acquire, actually or constructively, without causing more than 50% of the value of the outstanding shares of the REIT’s stock to be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year.  The principal purpose of the ownership limit for HCM’s stock is to provide certainty for each stockholder that, as long as a stockholder complies with the ownership limit, the stockholder’s actual and constructive ownership of stock following an acquisition of stock or other event that changes the number of shares constructively owned by the stockholder will not cause the entity to violate the foregoing provision of the Code and thereby lose its status as a REIT.

Because the constructive ownership rules under the Code attribute ownership among a group of related individuals or entities, either a transfer of stock or a change in the status of a stockholder (such as the merger of two stockholders or a change in the ownership structure of an entity stockholder) could result in a stockholder owning stock that would cause HCM to fail to qualify as a REIT.  Thus, the ownership limit and other restrictions in Article NINTH of HCM’s current charter and Article NINTH of the proposed Articles of Amendment and Restatement prohibit accumulations of actual or constructive ownership, whether by transfer or as a result of another event, that would result in the corporation failing to qualify as a REIT.  Under the terms of Article NINTH of HCM’s current charter and Article NINTH of the proposed Articles of Amendment and Restatement, the shares that would cause HCM to fail to qualify as a REIT are transferred to a charitable trust for the benefit of a charitable beneficiary, as described on pages 228-230 under the caption “Description of Stock of the Surviving Corporation — Restrictions on Ownership and Transfer.”

The proposed amendment to HCM’s charter described in Proposal 2.g would implement restrictions on actual and constructive ownership (acquired either by transfer or a change in constructive ownership) that are consistent with the restrictions included in the charters of many public REITs.  Although the proposed amendment has several different effects, as described on pages 258 and 259 under the caption “Proposal 2.g — To approve amendments to HCM’s charter to modify the restrictions on actual and constructive ownership (whether acquired by transfer or otherwise) of HCM’s stock,” the changes described in Proposal 2.g have been presented as a single proposal because all of these changes are inextricably intertwined as part of a single package of ownership restrictions (of a type that has been approved by the IRS) that cannot be deconstructed without risking the efficacy of the provisions under the Code.  In addition, if the proposed changes were presented separately and less than all of proposed changes were to be approved by stockholders, the language necessary to implement only the approved changes would need to be different than the language set forth in the Articles of Amendment and Restatement attached as Annex C to the proxy statement/prospectus and, as mentioned above, that different language would risk the efficacy of the provisions under the Code.

The disclosure in the proxy statement/prospectus has been revised to clarify the interrelated nature of the changes to be effected by the amendment described in Proposal 2.g.  Please see the Notice of Special Meeting and pages 23, 254 and 262.

Financial Statements

Hanover Capital Mortgage Holdings, Inc. and Subsidiaries

As of and for Period Ended September 30, 2008 and 2007

Consolidated Balance Sheets (unaudited), page F-87

Comment No. 8.      We note your response to prior comment 26.

(a)                                 Please tell us management’s basis for determining that the fair market value of your residual interest in the preferred trust vehicles was zero as disclosed within their fair market balance sheets included in previous filings.

The fair market value of the residual interest was considered to be zero in the previous filings as the asset was fully offset by the excess of (a) the liability owed by HCM to its subsidiary trusts of $41,329,000 over (b) the amount owed by the trusts on the trust securities held by third parties of $40,000,000, or $1,239,000, which is the residual asset. At the time of issuance of the trust securities, the liability to the trusts in the form of subordinate junior notes were made greater than the amount of the securities issued to third parties in order to meet the equity requirements of the trusts.  A payoff of the trust securities under normal conditions would cause the return of both the asset supporting the trust securities of $40,000,000 of subordinated junior notes and the residual of $1,239,000 of subordinated junior notes.  Therefore, the residual asset had no economic value and a fair market value of zero. If the trust had been consolidated with HCM, the residual amount would have been eliminated.

(b)                                 Additionally, please tell us how management addressed the deferral of four quarters of interest payments to the trusts and HCM’s inability to pay all deferred interest on December 31, 2008 and January 31, 2009, as disclosed, in their analysis supporting the conclusion that no impairment existed prior to the third quarter of 2008 for GAAP purposes.

For the year ended December 31, 2007, and the quarterly periods ended March 31, 2008 and June 30, 2008, HCM believed it would be able to pay the future payments due on December 31, 2008 and January 31, 2009 and the accumulated deferred amounts. HCM was in negotiations prior to June 30, 2008 to raise capital, and some of these discussions contemplated retaining the trust securities in HCM rather than having a negotiated discounted payoff. Also, as of June 30, 2008, HCM had over $7 million in liquidity and would have been able to pay the interest currently, assuming the right capital infusion to support future operations.

In the quarter ended September 30, 2008, events transpired that led to the impairment recorded for that quarter of $1,064,000. HCM exercised its right with Ramius to surrender the subordinated bond collateral, as HCM did not have the cash to repurchase the assets under its option due to the fact that HCM had not been able to negotiate a capital infusion or a transaction that would provide the needed cash. In addition, HCM, entered into the exchange agreements with the holders of its trust preferred securities in the third quarter, which called for a discounted payoff of the trust preferred securities, and, therefore, the value of the residuals immediately and permanently would be impaired assuming the transactions would be completed under the terms of the exchange agreements. HCM also entered into the merger agreement on September 30, 2008, which was conditioned, among other things, on the closing on the exchange agreements, and, therefore, immediately and permanently impairing the value of the residuals.

(c)                                  In addition, please tell us the nature of the collateral maintained within the trust, if any, the value of this collateral supporting recoverability of HCM’s residual interest, and the performance of this collateral and the trusts during the twelve month period ended December 31, 2007, the six month period ended June 30, 2008 and the three month period ended September 30, 2008.

The assets of the trust have consisted of only the junior subordinated notes of HCM. The value of the notes supporting the trust securities issued has tracked the value of the residual, so that in the periods prior to the quarter ended September 30, 2008, they retained their value, but with the events described above lost their value in the quarter ended September 30, 2008.  Attached as Exhibit A to this letter is a spreadsheet that sets forth the performance of the junior subordinated notes supporting the trust securities for the periods requested.

HCM and its accountants believe that the foregoing and the attached Exhibit A satisfactorily respond to the Staff’s comments (and prior comments) on HCM’s accounting treatment of its trust securities, if the Staff has any further comments on this matter, HCM respectfully requests that it be given an opportunity to discuss this by telephone with Mr. Rakip or Mr. Woody at the earliest possible time.

Notes to Consolidated Financial Statements

11. Liability to Subsidiary Trusts Issuing Preferred Securities

Exchange Agreements, page F-111

Comment No. 9.      Management discloses that the junior subordinated debt represents all of the trusts’ assets. Please confirm to us that the trust never held any other assets other then the junior subordinated debt during the life of the vehicles.

Response.                                         This will confirm to the Staff that, during the life of the trusts, the trusts have not held any assets other than the related junior subordinated debt and interest payments thereon, which interest payments were used to make the requisite payments to the holders of the trusts’ securities.

Exhibit 5 — Legal Opinion

Comment No. 10. Refer to the fourth paragraph of the opinion letter. We note that counsel assumed the due authorization of all documents examined in connection with rendering the opinion. With respect to actions by the registrant, this assumption appears to be inappropriate because it assumes a factual matter that is critical to counsel’s opinion that the Shares have been duly authorized. Please provide a revised opinion that omits this assumption.

Response.                                         We have provided a revised Exhibit 5 opinion that clarifies that counsel’s assumption as to due authorization is made only as to parties other than the Company.

* * * *

We respectfully request that the Staff review Amendment No. 3 and the foregoing responses as expeditiously as possibly and advise us prior to the close of business on Friday, February 13, whether the Staff has any additional comments.

If you have any further questions or comments, please contact the undersigned at (212) 768-6942 or Linda Bechutsky at (212) 768-5389.

Very truly yours,

/s/ Mark I. Sokolow

Mark I. Sokolow

Attachment

EXHIBIT A

Hanover Capital Mortgage Holdings, Inc.

Summary of Trust Collateral Performance

	($ in 000’s)
		Trust	Carrying	Fair		Adjusted	Trust Deferred Interest
	Total Sub	Securities	Value of	Market	Impairment	Carrying	Trust I		Trust II			Total
Period ended	Notes	Issued	Equity Int	Value	Taken	Value	Due Date	Amount	Due Date	Amount	Total	Cumulative	Comments
12/31/2007	41,239	40,000	1,509	—	—	1,509	12/31/2007	438,669	10/30/2007	none	438,669	438,669	During this time portfolio values were higher than debt. Outlook was optimistic.

3/31/2008	41,239	40,000	1,537	—	—	1,537	3/30/2008	448,002	1/30/2008	474,742	922,744	1,361,413	Potential capital partners appeared to be interested in keeping debt current and in place.

6/30/2008	41,239	40,000	1,566	—	—	1,566	6/30/2008	457,335	4/30/2008	485,653	942,988	2,304,401

From June to September portfolio value remained below the debt amount such that collateralized portfolio was surrendered to Ramius in payment of debt. As of June 30, 2008, the company had over $7 million in liquidity and would have been able to pay the trusts currently with the right capital infusion to support future operations.

9/30/2008 (1)	41,239	40,000	1,239	—	(1,064)	175	9/30/2008	466,667	7/30/2008	496,583	963,250	3,267,651

Potential capital partners turned focus to restructuring or elimination of trust debt. Potential of company without new capital or major restructure would result in worse case of bankruptcy and nothing for trust security holders

12/31/2008	41,239	40,000	175	TBA	TBA	TBA	12/30/2008	479,111	10/30/2008	507,512	986,623	4,254,274	September 30, 2008 merger agreement signed along with exchange agreements for trust preferred securities to retire trust preferred securities for an amount much less than par.

1/31/2009	41,239	40,000					Accrued	162,797	1/30/2009	518,441	681,238	4,935,512
								2,452,581		2,482,931	4,935,512

Total Interest Deferred and payable on January 31, 2009 - In default without Exchange Agreements

(1) Dividend declared on earned interest of residual. Deferred interest on residual fully reserved.

Deferred Charges of $586,494 written off to income during quarter ended 9-30-2008.

Prior to 12-31-2007, all Interest was current and undeferred